SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of: April 14, 2008

Commission File Number 000-50634

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's Second Quarter Financial Statements, Management Discussion and Analysis and CEO and CFO Certifications, for the period ended February 29, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corp.

(Registrant)

“James Sinclair”

Date:   April 14, 2008

James E. Sinclair,

Chief Executive Officer

Exhibit 1

TANZANIAN ROYALTY EXPLORATION CORPORATION

Consolidated Financial Statements

For the Three and Six Months Ended February 29, 2008 and February 28, 2007

Unaudited

Prepared by Management

VANCOUVER, B.C.

TANZANIAN ROYALTY EXPLORATION CORPORATION

Consolidated Financial Statements

For the Three and Six Months Ended February 29, 2008 and February 28, 2007

Notice

The accompanying unaudited interim financial statements of Tanzanian Royalty Exploration Corporation (the “Company”) have not been reviewed by the Company’s auditors.

Tanzanian Royalty Exploration Corporation

Consolidated Balance Sheet

As at February 29, 2008 and August 31, 2007

(Expressed in Canadian Dollars)

ASSETS	February 29, 2008	August 31, 2007
Current Assets
Cash and Short Term Deposits	$ 2,218,864	$ 1,602,270
Accounts and Other Receivables	82,236	71,775
Inventory	497,782	373,528
Prepaid Expenses	134,932	101,480
	2,933,814	2,149,053
Mineral properties and deferred exploration and development costs (note 3)	22,758,694	22,459,627
Equipment and Leasehold Improvements	784,536	812,792
	$ 26,477,044	$ 25,421,472

LIABILITIES
Current Liabilities
Accounts Payable and Accrued Liabilities	$ 647,900	$ 566,183
Current portion of obligations under capital lease	35,824	36,795
	683,724	602,978

Obligations under capital lease	54,973	75,912

SHAREHOLDERS’ EQUITY
Share Capital (note 4)	57,863,279	54,113,279
Share subscriptions received	1,522,978	2,344,971
Contributed Surplus	511,814	310,921
Deficit	(34,159,724)	(32,026,589)
	25,738,347	24,742,582

	$ 26,477,044	$25,421,472

See Accompanying Notes to the Unaudited Consolidated Financial Statements

Unaudited – Prepared by Management

“James Sinclair”

, Director

“Norman Betts”

, Director

Tanzanian Royalty Exploration Corporation

Consolidated Statements of Operations, Comprehensive Loss and Deficit

For the Three and Six Months ended February 29, 2008 and February 28, 2007

(Expressed in Canadian Dollars)

	Three months ended February 29		Six months ended February 29
	2008	2007	2008	2007
	$	$	$	$
EXPENSES
Annual General Meeting, Printing & Mailout	95,201	80,186	95,393	80,186
Depreciation	26,513	29,675	41,124	48,747
Consulting and Management Fees	56,007	27,872	79,382	89,022
Directors’ Fee	114,786	93,414	231,775	173,791
Insurance	24,185	28,747	47,623	58,091
Membership, Courses & Publications	-	1,133	604	1,865
New Property Investigation Costs	4,193	18,477	18,185	23,488
Office and Administration	33,065	37,514	70,827	68,406
Office Rentals	12,764	20,837	32,481	32,354
Press Releases	10,341	12,256	15,963	27,181
Professional Fees	136,224	36,912	185,673	70,684
Promotion and Shareholder Relations	3,774	13,922	6,863	32,373
Salaries and Benefits	247,346	224,282	531,613	444,850
Stock-based compensation	14,133	31,172	41,540	61,509
Telephone and Fax	4,761	6,286	11,144	9,664
Transfer Agent and Listing	53,906	37,769	101,905	85,333
Travel and Accommodation	15,942	13,559	22,346	25,066
	853,141	714,013	1,534,441	1,332,610

OTHER (INCOME) EXPENSE
Property Write-Off (note 3)	280,503	366,565	552,410	366,565
Gain on sale of short term investments	-	(10,850)	-	(10,850)
Interest Expense (Income), net	(12,079)	(10,112)	(20,221)	(25,478)
Interest – Capital lease	4,688	3,702	4,688	7,910
Foreign Exchange Loss (Gain)	26,082	(92,964)	61,818	(71,600)
	299,194	256,341	598,695	266,547

NET LOSS FOR THE PERIOD	1,152,336	970,354	2,133,136	1,599,157
DEFICIT, BEGINNING OF PERIOD	33,007,389	28,733,923	32,026,589	28,105,120
DEFICIT, END OF PERIOD	$34,159,725	$29,704,277	$34,159,725	$29,704,277

Basic and diluted loss per share	($0.014)	($0.011)	($0.025)	($0.019)

Weighted average shares outstanding	87,596,013	86,437,921	87,040,457	86,343,135

See Accompanying Notes to the Unaudited Consolidated Financial Statements

Unaudited – Prepared by Management

Tanzanian Royalty Exploration Corporation

Consolidated Statement of Cash Flows

For the Three and Six Months ended February 29, 2008 and February 28, 2007

(Expressed in Canadian Dollars)

	Three months ended February 29		Six months ended February 29
	2008	2007	2008	2007
	$	$	$	$
Cash provided from (used in)
Operating activities
Loss for the period	(1,152,336)	(970,354)	(2,133,136)	(1,599,157)
Items not affecting cash:
Write off of Mineral Properties	280,502	366,565	552,410	366,565
Depreciation	26,513	29,675	41,124	48,747
Stock-based compensation	14,133	30,337	41,540	61,509
Non-cash directors’ fees	79,675	59,502	159,353	118,169
Gain on sale of short-term investments	-	(10,850)	-	(10,850)
	(751,513)	(495,125)	(1,338,709)	(1,015,017)
Change in non-cash working capital items:
Accounts and Other Receivables	10,597	5,759	(10,461)	(27,302)
Inventory	(30,601)	(27,538)	(124,254)	(61,850)
Prepaid Expenses	(49,828)	(66,628)	(33,452)	(80,108)
Accounts Payable	423,540	24,800	81,717	(339,457)
	(397,805)	(558,732)	(1,425,159)	(1,523,734)

Investing Activities
Mineral properties and deferred exploration expenditures	(511,261)	(97,607)	(1,040,042)	(762,936)
Option payments received and recoveries	206,485		188,567
Proceeds on sale of short term investments	-	29,850	-	29,850
Repayment of obligations under lease	(9,550)	(22,087)	(21,910)	(27,351)
Capital assets (additions) disposal, net	(12,075)	(8,815)	(12,866)	(8,426)
	(326,401)	(98,659)	(886,251)	(768,863)
Financing Activities
Share capital issued	928,009	-	2,928,004	-
Share subscriptions received	-	1,117,000	-	1,117,000
	928,009	1,117,000	2,928,004	1,117,000
NET INCREASE (DECREASE) IN CASH	203,803	459,609	616,594	(1,175,597)
CASH BEGINNING OF PERIOD	2,015,061	1,539,343	1,602,270	3,174,549
CASH END OF PERIOD	2,218,864	1,998,952	2,218,864	1,998,952

Issuance of share capital for subscriptions previously received	446,996	375,000	821,996	750,000

See Accompanying Notes to the Unaudited Consolidated Financial Statements

Unaudited – Prepared by Management

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Consolidated Financial Statements

For the Three and Six Months ended February 29, 2008 and February 28, 2007

(Expressed in Canadian Dollars)

(Unaudited)

1.

Nature of operations

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to explore and develop, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts recovered, amortized and/or written off, and do not necessarily represent present or future values.

2.

Significant accounting policies

These interim consolidated financial statements of Tanzanian Royalty Exploration Corporation (the “Company”) include the accounts of the Company and four subsidiaries have been prepared by management.  These statements have not been audited or reviewed by an independent public accountant.  These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these interim consolidated financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements.  These interim consolidated financial statements follow the same accounting policies and methods of application as described in Note 2 in the Company’s audited annual consolidated financial statements as at and for the year ended August 31, 2007 except that the Company has adopted the following Canadian Institute of Chartered Accountants guidelines effective for the Company’s first quarter commencing September 1, 2007:

Effective September 1, 2007 – We adopted, on a prospective basis, the following new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA):

Accounting Changes (Section 1506)

This standard allows for voluntary changes in accounting policy only when such changes enhance the relevance and reliability of the financial statements and the comparability of those financial statements over time and with the financial statements of other entities.   The standard requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Consolidated Financial Statements

For the Three and Six Months ended February 29, 2008 and February 28, 2007

(Expressed in Canadian Dollars)

(Unaudited)

enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.

Any impact that the adoption of Section 1506 will have on our results of operations and financial condition will depend on the nature of future accounting changes.  Its adoption has had no material impact on these unaudited interim consolidated financial statements.

Financial Instruments — Recognition and Measurement (Section 3855)

This standard prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances.

Under Section 3855, financial instruments must be initially classified into one of the following balance sheet categories (including derivatives):

Held-for-trading financial assets and liabilities that are initially measured at fair value and where subsequent changes in fair value are recognized in the consolidated statements of operations;

Available-for-sale financial assets that are initially measured at fair value and where subsequent changes in fair value are recognized in other comprehensive income until the instrument is derecognized or impaired at which time the amounts would be recorded in net earnings; or

Held-to-maturity investments, loans and receivables, or other financial liabilities – all of which are initially measured at cost and where subsequent changes in cost are amortized utilizing the effective interest rate method.

In accordance with this new standard, we classified our financial instruments as follows:

•

Cash and cash equivalents and accounts receivable were classified as held-for-trading and accordingly carried at their fair values;

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Consolidated Financial Statements

For the Three and Six Months ended February 29, 2008 and February 28, 2007

(Expressed in Canadian Dollars)

(Unaudited)

•

Accounts payable and accrued liabilities, long-term debt and notes payable were classified as other financial liabilities and are currently carried at their amortized cost.

The classification of our financial instruments as at September 1, 2007 and their subsequent changes to February 29, 2008 have resulted in no material gains or losses that require separate presentation in other comprehensive income or recognition in earnings (loss).

Transaction costs that are directly attributable to the issuance of financial assets or liabilities are accounted for as part of the carrying value at inception, and are recognized over the term of the assets or liabilities using the effective interest method.

Hedging (Section 3865)

This standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed.  We do not have any hedges.

Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources.  This standard requires that certain gains and losses which would otherwise be recorded as part of net earnings be presented in “other comprehensive income” until it is considered appropriate to recognize them into net earnings.  This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as other financial statements.  This standard has had no material impact on these unaudited interim consolidated financial statements.

Equity (Section 3251)

This Section establishes standards for the presentation of changes in equity that arise as a result of the adoption of comprehensive income, financial instruments – recognition and measurement, and hedges (Sections 1530, 3855 and 3865).  It establishes standards for the presentation of accumulated other comprehensive income, which is comprised of all components of other

Tanzanian Royalty Exploration Corporation

Notes to the Unaudited Consolidated Financial Statements

For the Three and Six Months ended February 29, 2008 and February 28, 2007

(Expressed in Canadian Dollars)

(Unaudited)

comprehensive income.  This standard has had no material impact on these unaudited interim consolidated financial statements.

Financial Instruments – Disclosure and Presentation (Section 3861)

This section establishes disclosure and presentation standards for financial instruments and non-financial derivatives, and identifies relevant information to be disclosed.  Disclosures need not be provided on a comparative basis for periods prior to the adoption date of these new standards.  This standard has had no material impact on these unaudited interim consolidated financial statements.

Tanzanian Royalty Exploration Corporation

Consolidated Statement of Mineral Properties and

Deferred Exploration and Development Cost

For the Six Months Ended February 29, 2008 and Year Ended August 31, 2007

(Expressed in Canadian dollars)

3.

Mineral properties and deferred exploration and development costs:

The continuity of expenditures on mineral properties is as follows:

	Itetemia Project (a)	Luhala Project (b)	Kigosi (c)	Lunguya	Kanagele	Tulawaka (d)	Ushirombo	Mbogwe	Biharamulu (e)	Other (f)	Total
Balance, August 31, 2005	$5,906,131	3,147,878	1,827,652	2,793,161	1,238,148	1,429,503	352,636	788,155	501,909	1,754,102	19,739,275
Exploration expenditures:
Camp, field supplies and travel	7,861	82,544	250	3,110	2,969	3,172	1,811	-	7,426	67,525	176,668
Exploration and field overhead	32,321	361,174	14,989	29,337	19,279	20,898	9,446	5,116	40,652	488,818	1,022,030
Geological consulting and field wages	2,882	-	-	-	-	-	-	-	-	-	2,882
Geophysical and geochemical	3,413	231,846	-	47	41,600	875	77	-	4,174	194,280	476,312
Property acquisition costs	13,098	116,462	17,404	-	58,433	11,729	-	13,098	-	249,817	480,041
Parts and equipment	-	114	-	-	-	-	-	-	-	-	114
Trenching and drilling	470,995	177,764	-	379	8,563	-	-	-	-	49,348	707,049
Recoveries	(43,660)	-	(77,610)	-	-	(87,531)	-	(43,660)	(67,560)	-	(320,021)
	486,910	969,904	(44,967)	32,873	130,844	(50,857)	11,334	(25,446)	(15,308)	1,049,788	2,545,075
Write-offs	-	(37,993)	(34,401)	-	(291,480)	(423,377)	(363,970)	-	-	(539,181)	(1,690,402)
Balance, August 31, 2006	6,393,041	4,079,789	1,748,284	2,826,034	1,077,512	955,269	-	762,709	486,601	2,264,709	20,593,948

Shares issued for mineral properties interest	-	-	925,124	-	-	-	-	-	-	-	925,124
Exploration expenditures:
Camp, field supplies and travel	-	13,077	157,810	-	-	-	11,510	1,593	-	66,050	250,040
Exploration and field overhead	17,454	83,156	927,100	8,706	5,631	40,081	97,695	23,782	7,612	146,591	1,357,808
Geological consulting and field wages	-	-	-	-	-	-	-	-	-	(11,233)	(11,233)
Geophysical and geochemical	267	62,821	89,995	-	738	14,291	(414)	524	19,835	127,171	315,228
Property acquisition costs	-	71,801	4,178	-	57,118	13,995	-	-	-	245,856	392,948
Parts and equipment	-	1,304	-	-	-	-	-	-	-	-	1,304
Trenching and drilling	(10,514)	1,527	286,486	-	-	-	14,542	8,403	-	10,382	310,826
Recoveries	(83,404)	(80,321)	-	-	-	(92,670)	-	-	(154,938)	-	(411,333)
	(76,197)	153,365	2,390,693	8,706	63,487	(24,303)	123,333	34,302	(127,491)	584,817	3,130,712
Write-offs	-	-	(77,479)	-	-	(54,210)	(123,333)	(334,538)	(10,802)	(664,669)	(1,265,031)
Balance August 31, 2007	6,316,844	4,233,154	4,061,498	2,834,740	1,140,999	876,756	-	462,473	348,308	2,184,857	22,459,629

Exploration expenditures:
Camp, field supplies and travel	1,088	-	190,839	3,164	6,291	-	-	-	3,485	8,562	213,429
Exploration and field overhead	157	8,490	336,324	1,482	8,101	6,195	8,078	4,319	6,135	89,328	468,609
Geological consulting and field wages	-	-	-	-	-	-	-	-	-	-	-
Geophysical and geochemical	-	-	64,139	227	4,924	-	9,477	1,005	-	17,383	97,155
Property acquisition costs	-	-	19,195	-	7,666	14,029	-	-	-	112,542	153,432
Parts and equipment	-	-	-	-	-	-	-	-	-	-	-
Trenching and drilling	-	-	107,417	-	-	-	-	-	-	-	107,417
Recoveries	(26,143)	-	-	-	-	(57,547)	-	-	(104,877)	-	(188,567)
	(24,898)	8,490	717,914	4,873	26,982	(37,323)	17,555	5,324	(95,257)	227,815	851,475
	6,291,946	4,241,644	4,779,412	2,839,613	1,167,981	839,433	17,555	467,797	253,051	2,412,672	23,311,104
Write-offs	-	-	-	-	-	-	-	(299,359)	(253,051)	-	(552,410)
Balance February 29, 2008	$ 6,291,946	$ 4,241,644	$ 4,779,412	$ 2,839,613	$ 1,167,981	$ 839,433	$ 17,555	$ 168,438	$ -	$ 2,412,672	$22,758,694

Tanzanian Royalty Exploration Corporation
Note Disclosure to the Consolidated Financial Statements

For the Three and Six Months ended February 29, 2008 and February 28, 2007

(Expressed in Canadian Dollars)

(Unaudited)

3.

Mineral properties and deferred exploration costs

(a) & (b)

Itetemia Project and Luhala Project:

In January 2007 the Company concluded an option royalty agreement with Sloane Developments Ltd. (“Sloane”), a UK based company for its Itetemia and Luhala gold projects.  Under the option agreement, the Company granted Sloane the right to earn a beneficial interest ranging from 90% to 100% in ten prospecting licenses in the Lake Victoria greenstone belt of Tanzania by making annual option payments and payment for each retained license, and incurring $1 million in expenditures on the licenses on or before the second anniversary date.  Six of these licenses comprise the Luhala Project (all 100%) while the remaining four licenses constitute the Itetemia Project (all 90%).

(c)

Kigosi Project:

Pursuant to the Purchase and Sale Agreement with Ashanti Goldfields (Cayman) Limited (“Ashanti”) dated September 26, 2006 for the repurchase of its rights to the Kigosi property, including all related camp and equipment, along with the purchase of a non-associated property, the Dongo property, from Ashanti, the issuance of 20,006 common shares for the transfer of the Dongo rights, as defined in the Agreement, remains outstanding as at February 29, 2008.

(d) & (e)

Tulawaka and Biharamulo

On December 31, 2007 the Company received US$180,000 from MDN Inc. representing the annual payment for each retained prospecting licence optioned to MDN Inc.

4.

Share Capital

Share Capital	Number	Amount ($)
Balance at August 31, 2007	86,748,493	$54,113,279
Issued for cash	514,418	3,000,000
Subscriptions previously received	125,864	750,000
Balance at February 29, 2008	87,388,775	57,863,279

Tanzanian Royalty Exploration Corporation
Note Disclosure to the Consolidated Financial Statements

For the Three and Six Months ended February 29, 2008 and February 28, 2007

(Expressed in Canadian Dollars)

(Unaudited)

On February 19, 2008 the Company issued 61,871 common shares at a price of $6.061 per share for the fourth tranche of a private placement with Mr. James E. Sinclair, the Company’s Chairman and CEO for $375,000 subscription receipts previously received.  Also on February 19, 2008, the Company issued 167,196 common shares at a price of $5.981 per share for a $1 million private placement pursuant to a subscription agreement dated February 4, 2008 with Mr. Sinclair.  Actual cash received from Mr. Sinclair was $928,004; the remainder $71,996 was previously received in 2007 and held as Subscription received.

During the three months ended November 30, 2007 the Company issued 63,993 common shares at a price of $5.87 per share for the third tranche of  a private placement with Mr. James E. Sinclair, the Company’s Chairman and CEO for $375,000 subscription receipts previously received and on October 26, 2007 the Company issued 347,222 common shares at a price of $5.76 per share for a $2 million private placement pursuant to a subscription agreement dated October 11, 2007 with Mr. Sinclair.

5.

Transactions with Related parties

During the six months ended February 29, 2008 $231,775 was paid or payable by the Company to directors for directors’ fees.  Directors were paid $72,421 in cash and $159,353 in non cash equivalent RSU during the six month period ended February 29, 2008 compared to $55,622 and $118,169 respectively, during the six month period ended February 28, 2007.  The company engages a legal firm for professional services in which one of the Company’s directors is a partner.  During the six months ended February 29, 2008, the legal expense charged by this firm was $88,700. During the six months ended February 28, 2007 the Company made payments of $108,861 to this legal firm.

6.

Subsequent Event

Pursuant to the royalty option agreement dated January 25, 2007 between the Company and Sloane Developments Ltd. (“Sloane”), the Company received US$200,000 from Sloane Developments Ltd. (“Sloane”) on March 19, 2008, representing the annual option payment and payment for each retained prospecting licence optioned to Sloane.

Unaudited – Prepared by Management

Management’s Discussion and Analysis

For Tanzanian Royalty Exploration Corporation (the “Company”)

of Financial Condition and Results of Operation

Three and Six Months ended February 29, 2008

(in Canadian dollars)

The effective date of this MD&A is April 11, 2008.

Overall Performance

As of February 29, 2008 the Company had Current Assets of $2,933,814 as compared to $2,149,000 on August 31, 2007.  Deferred Exploration Costs amounted to $22,758,694 which includes $1,040,042 invested and $188,567 net option payments received for this six month period.

The Company has issued common shares in the amount of $3,000,000 (514,478 shares in this six month period).   In addition, $750,000 (125,864 shares) was previously received and recorded in share subscription.

Selected Financial Information

	As at and for the year ended Aug 31, 2007	As at and for the year ended Aug 31, 2006	As at and for the year ended Aug 31, 2005	As at and for the six months ended Feb. 29, 2008	As at and for the six months ended Feb. 28, 2007
Total Revenues	$0	$ 0	$ 0	$ 0	$ 0
Net Loss for the period	($3,921,469)	($4,326,722)	($2,931,063)	($2,180,136)	($1,599,157)
Basic and diluted loss per share	($0.05)	($0.05)	($0.04)	($0.025)	($0.019)
Total assets	$25,421,472	$24,891,967	$22,257,683	$26,430,046	$25,147,804
Total long term financial liabilities	$75,912	$121,739	$175,011	54,976	92,953
Cash dividends declared per share	$0	$0	$0	$0	$0

Results of Operations

Net loss and comprehensive loss for the six month period ended February 29, 2008 was $2,133,136 compared to $1,599,157 for the comparable period in 2007.  For the three month period ended February 29, 2008 and February 28, 2007, the net loss was $1,152,336 and $970,354, respectively.  Due to the Company’s concentration on its drill program mainly at Kigosi, the net spending on Mineral Properties and Deferred Cost has increased to $851,475 during the six month period ended February 29, 2008 from $762,936 for the six month period ended February 28, 2007.  For the second quarter ending on February 29, 2008, the net expenditures on Mineral Properties and Deferred Exploration were $304,776 while for the second quarter ended February 28, 2007, the Mineral Properties and Deferred Exploration Costs were $97,607.  The recoveries have increased to $188,567 during the second quarter.

The increase in staff required to operate our drill program increased salaries and benefits expense from $444,850 for the six month period ended February 28, 2007 to $578,669 for the six month period ended February 29, 2008.  The expenses for the corresponding three month period ending February 29, 2008 and February 28, 2007 were $294,402 and $224,282, respectively. Professional fees increased by $114,989 for the six month period ended February 29, 2008 to $185,673 from $70,684 for six month period ended February 28, 2007. The increase was due to legal fees for contract review and integrated audit requirements. Directors’ fees expenses were $231,775 and $173,791 for the six month period ended February 29, 2008 and February 28, 2007, respectively.  The increase of $57,983 was due to Restricted Stock Units granted in April 2007.  For the six months ending February 29, 2008, the foreign exchange loss was $61,818 compared to an exchange gain of $71,600 for the same period ended February 28, 2007.  The increase in loss of $133,418 from February 28, 2007 was due to the strengthening of the Canadian dollar against the US dollar, in which the most of the company’s transactions are conducted.

Summary of Quarterly Results (unaudited)

	2008 Feb. 29	2007 Nov. 30	2007 August 31	2007 May 31	2007 Feb. 28	2006 Nov. 30	2006 August 31	2006 May 31
Total Revenues	$0	$0	$0	$0	$0	$0	$0	$0
Net Loss	($1,199,336)	($980,800)	($1,624,739)	($697,573	($970,354)	($628,803)	($1,905,777)	($1,225,384)
Basic and diluted loss per share	($0.014)	($0.011)	($0.020)	($0.008)	($0.011)	($0.007)	($0.023)	($0.014)

Liquidity

Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development on properties is largely based upon its ability to raise capital by equity funding. During the six month period ended February 29, 2008, the Company issued 514,418 shares in private placements with Mr. James E. Sinclair, the Company’s Chairman and CEO, for $3,000,000. There were also 125,864 shares issued for subscription previously received ($750,000).

As of February 29, 2008 the Company’s working capital position was $2,250,090 as compared to $1,546,075 on August 31, 2007.  The Company feels confident that it will continue to be able to raise capital through private placements with its Chairman and CEO at an anticipated rate of $375,000 per quarter. Also, as the Company’s mineral properties advance under various exploration agreements, rental payments could increasingly play a role in funding exploration activities.

The following table sets out the Company’s known contractual obligations as at February 29, 2008:

Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Capital Lease	US$90,797(1)	US$44,829	US$45,968	Nil	Nil

  (1)        Includes finance charges

Capital Resources

The Company acquires gold and other mineral concessions through its own efforts or those of its subsidiaries.  All of the Company’s concessions are located in Tanzania.

For each concession granted in Tanzania under a prospecting or a reconnaissance licence, the Company is required to carry out a minimum amount of exploration work before a mining licence is granted for further development. There are no set work requirements to keep the concessions in good standing.  A prospecting licence is issued for a period of up to three years and is renewable two times for a period of to two years each.  At each renewal, at least 50% of the area must be relinquished.  A reconnaissance licence is issued for one year and renewed for a period not exceeding a year.  All prospecting licences granted by the Tanzanian government are subject to an annual rental fee of not more than U.S. $50 per square kilometer, a minimum exploration work commitment, and employment and training of Tanzanians.  In addition, the government of Tanzania imposes a royalty on the gross value of all gold production at the rate of 3%.

Many of the Company’s mineral properties are being acquired over time by way of option payments.  It is at the Company’s option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.  Current details of option payments required in the future if the Company is to maintain its interest are as follows:

	Option Payments Due by Period (US$)
	Total	Less than 1 year	2-3 years	4-5 years	over 5 years
Option Agreement Obligations	$2,018,000	$377,500	$788,000	$649,500	$203,000

In August 2006, James E. Sinclair, Chairman and CEO of the Company, confirmed his intention to continue his regular investments in Tanzanian Royalty by entering into a Private Placement Subscription Agreement with the Company (the "Agreement") under which he will subscribe for common shares of the Company for an aggregate amount of $3,000,000.  Under the Agreement, Mr. Sinclair has agreed to subscribe for eight (8) quarterly tranches of $375,000 each, commencing February 1, 2007.  As at February 29, 2008 four of the eight quarterly tranches have been subscribed for.  Although no assurance can be given, the Company believes it will be able to raise additional capital as required to fund its commitments.  In addition, if necessary, the Company could adjust the extent and timing of certain expenditures.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements.

Transactions with Related parties

During the six months ended February 29, 2008 $231,775 was paid or payable by the Company to directors for directors’ fees.  Directors were paid $72,421 in cash and $159,353 in non cash equivalent RSU during the six month period ended February 29, 2008 compared to $55,622 and $118,169, respectively, during the six month period ended February 28, 2007. The company engages a legal firm for professional services in which one of the Company’s directors is a partner.  During the six months ended February 29, 2008, the legal expense charged by this firm was $88,700. During the six months ended February 28, 2007 the Company made payments of $108,861 to this legal firm.

On February 19, 2008 the Company issued 61,871 common shares at a price of $6.061 per share for the fourth tranche of a private placement with Mr. James E. Sinclair, the Company’s Chairman and CEO for $375,000 subscription receipts previously received.  Also on February 19, 2008, the Company issued 167,196 common shares at a price of $5.981 per share for a $1 million private placement pursuant to a subscription agreement dated February 4, 2008 with Mr. Sinclair.  Actual cash received from Mr. Sinclair was $928,004; the remainder $71,996 was previously received in 2007 and held as Subscription received.

During the three months ended November 30, 2007 the Company issued 63,993 common shares at a price of $5.87 per share for the third tranche of a private placement with Mr. James E. Sinclair, the Company’s Chairman and CEO for $375,000 subscription receipts previously received and on October 26, 2007 the Company issued 347,222 common shares at a price of $5.76 per share for a $2 million private placement pursuant to a subscription agreement dated October 11, 2007 with Mr. Sinclair.

Restricted Stock Unit Plan

Under the RSU Plan employees and outside directors are compensated for their services to the Company.  Annual compensation for directors is $62,500 per year, plus $6,250 per year for serving on Committees, plus $3,125 per year for serving as Chair of a Committee.  At the election of each individual director, up to one-third of the annual compensation may be received in cash, paid quarterly.  The remainder of the director’s annual compensation (at least two-thirds, and up to 100%) will be awarded as Restricted Stock Units (“RSUs”) in accordance with the terms of the RSU Plan and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the RSU Plan with respect to earlier vesting.

Under the RSU Plan, outside directors were granted 35,027 RSUs and employees were granted 34,538 RSUs during the year ended August 31, 2006.  During the year ended August 31, 2007, 7,381 units were forfeited due to the resignation of five employees.  On April 11, 2007, 32,242 units of the 2006 grants vested.  On April 26, 2007, an additional 109,472 RSUs were granted to directors and employees.  As at February 29, 2008, 139,414 units were outstanding, of which 52,344 units are expected to vest on April 26, 2008.  For the six months ended February 29, 2008, stock-based compensation expenses related to the issue of restricted stock to employees was $41,540 compared to $61,509 for the same period in 2007.

Changes in Accounting Policies

Effective September 1, 2007 – We adopted, on a prospective basis, the following new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA):

Accounting Changes (Section 1506)

This standard allows for voluntary changes in accounting policy only when such changes enhance the relevance and reliability of the financial statements and the comparability of those financial statements over time and with the financial statements of other entities.   The standard requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.

Any impact that the adoption of Section 1506 will have on our results of operations and financial condition will depend on the nature of future accounting changes.  Its adoption has had no material impact on these unaudited interim consolidated financial statements.

Financial Instruments — Recognition and Measurement (Section 3855)

This standard prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances.

Under Section 3855, financial instruments must be initially classified into one of the following balance sheet categories (including derivatives):

Held-for-trading financial assets and liabilities that are initially measured at fair value and where subsequent changes in fair value are recognized in the consolidated statements of operations;

Available-for-sale financial assets that are initially measured at fair value and where subsequent changes in fair value are recognized in other comprehensive income until the instrument is derecognized or impaired at which time the amounts would be recorded in net earnings; or

Held-to-maturity investments, loans and receivables, or other financial liabilities – all of which are initially measured at cost and where subsequent changes in cost are amortized utilizing the effective interest rate method.

In accordance with this new standard, we classified our financial instruments as follows:

•

Cash and cash equivalents and accounts receivable were classified as held-for-trading and accordingly carried at their fair values;

•

Accounts payable and accrued liabilities, long-term debt and notes payable were classified as other financial liabilities and are currently carried at their amortized cost.

The classification of our financial instruments as at September 1, 2007 and their subsequent changes to February 29, 2008 have resulted in no material gains or losses that require separate presentation in other comprehensive income or recognition in earnings (loss).

Transaction costs that are directly attributable to the issuance of financial assets or liabilities are accounted for as part of the carrying value at inception, and are recognized over the term of the assets or liabilities using the effective interest method.

Hedging (Section 3865)

This standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed.  We do not have any hedges.

Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources.  This standard requires that certain gains and losses which would otherwise be recorded as part of net earnings be presented in “other comprehensive income” until it is considered appropriate to recognize them into net earnings.  This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as other financial statements.  This standard has had no material impact on these unaudited interim consolidated financial statements.

Equity (Section 3251)

This Section establishes standards for the presentation of changes in equity that arise as a result of the adoption of comprehensive income, financial instruments – recognition and measurement, and hedges (Sections 1530, 3855 and 3865).  It establishes standards for the presentation of accumulated other comprehensive income, which is comprised of all components of other comprehensive income.  This standard has had no material impact on these unaudited interim consolidated financial statements.

Financial Instruments – Disclosure and Presentation (Section 3861)

This section establishes disclosure and presentation standards for financial instruments and non-financial derivatives, and identifies relevant information to be disclosed.  Disclosures need not be provided on a comparative basis for periods prior to the adoption date of these new standards.  This standard has had no material impact on these unaudited interim consolidated financial statements.

Critical Accounting Estimates

The Company’s most critical accounting estimate relates to the write-off of exploration licenses and costs. Management assesses impairment of its exploration prospects regularly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.  Other areas requiring the use of estimates include the determination of stock-based compensation and future income taxes.

Disclosure of Outstanding Share Data

As at the date of this MD&A, there were 87,388,775 common shares outstanding. There were no director and employee stock options outstanding and the Company had no share purchase warrants outstanding.

Subsequent Event

Pursuant to the royalty option agreement dated January 25, 2007 between the Company and Sloane Developments Ltd. (“Sloane”), the Company received US$200,000 from Sloane Developments Ltd. (“Sloane”) on March 19, 2008, representing the annual option payment and payment for each retained prospecting licence optioned to Sloane.

Controls and Procedures

During the quarter ended February 29, 2008 there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management’s Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  The Company’s management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of August 31, 2007.  In making this assessment, the Company’s management used the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

The Public Company Accounting Oversight Board’s Auditing Standard No. 5 defines a material weakness as a control deficiency, or a combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected.  The company identified a material weakness in its internal control over financial reporting as of February 29, 2008:

•

The Company has limited accounting personnel with expertise in generally accepted accounting principles to enable effective segregation of duties over transaction processes with respect to the recording of journal entries and to allow for appropriate monitoring of financial reporting matters and controls.  Specifically, certain personnel with financial transaction initiation and reporting responsibilities had incompatible duties that allowed for the creation, review and recording of journal entries, note disclosures and certain account reconciliations without adequate independent review and authorization.  This material weakness primarily affects equity, foreign exchange, inventory and the financial reporting process including consolidation, financial statement preparation and related note disclosures.

Changes in Internal Controls over Financial Reporting

The Company is taking steps to remediate the material weakness described above:

•

Management is reviewing the current assignment of responsibilities and is taking steps to improve the segregation.  In addition, Management will identify and may hire additional accounting resources where required to redistribute and eliminate overlapping of duties.  Management will review existing mitigating controls, and if appropriate implement changes to internal controls over financial reporting whereby more effective mitigating controls will be adopted.

Evaluation of Disclosure Controls and Procedures

The Company’s management, with the participation of our Chief Executive Officer and Chief Financial Officer, as of the end of the period covered in this report, evaluated the effectiveness of our disclosure controls and procedure and determined that, as a result of the material weakness in internal control over financial reporting described above, as of February 29, 2008 our disclosure controls and procedures are not effective to ensure that information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified.

Inherent Limitations of Disclosure Controls and Internal Control over Financial Reporting

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Exploration Summary

Exploration work continued to enhance the gold potential at Kigosi during the report period and the majority of our exploration budget will be allocated to this project for the immediate future. In addition, a work program completed on behalf of a royalty partner provided the framework for the completion of a 43-101 compliant report on the Company's Itetemia Gold Project.

Kigosi Project

Results from the Phase 5 Reverse Circulation (RC) drill program at Kigosi were received in February 2008. The program consisted of 64 holes aggregating 3,659 metres, bringing the total drilled at Kigosi to 16,958 metres in 378 holes by the end of the reporting period.

The primary objective of the Phase 5 program was to test the strike continuity of the Luhwaika reef system to the southeast on two 200 metres-spaced lines, and to drill infill holes down-dip and along strike of mineralization identified in previous drilling in the northwest area. Drilling was conducted along nine control lines with a central baseline having a strike length of 2.8 kilometres. Hole spacing was 30 metres.

The two shear zones hosting the high grade shoots were traced along a strike length of 2.2 kilometres, with both structures remaining open towards the northwest and southeast. The gold- bearing shoots within these shear zones have strike lengths ranging from 100 to 1,300 metres and at last report most of them appeared to be closing off to the northwest.

Before the drill program commenced, the road network into Kigosi was upgraded to facilitate access into areas that were scheduled to be drilled during the rainy season. Drilling resumed at Kigosi in early March.

Itetemia Project

In December 2007, the Company received all assay results from a Phase 1 drill program conducted at Itetemia by Tanzanian Royalty on behalf of Sloane Developments, a royalty partner. The Itetemia Project is located in the western part of the Lake Victoria Goldfields approximately five kilometres east of Barrick's Bulyanhulu Mine, an 18 million ounce gold deposit. Consequently, both power and water supplies are located within two kilometres of the Itetemia project area.

In the first phase drill program, 10 RC holes were completed aggregating 1,489 metres along with eight diamond holes totaling 2,286.5 metres. The drill program targeted the shallowest part of the previously established Golden Horseshoe reef with a view to developing an open pit resource with a notional floor level of 200 metres below surface.

In order to support the preparation of a 43-101 compliant resource estimate, drill holes were sited to provide data at grid points at or below 50 x 50 metres spacing. A number of deeper holes were also sited to test the extent of the mineralized body at depth and along strike.

The drill program indicated that the near surface mineralized zones are very consistent and they exhibit good open pit potential. Before funding a second phase drill program next summer, Sloane has informed the Company that it intends to complete a 43-101 compliant resource estimate to facilitate planning for the Phase 2 drill program.

Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk and sovereign risk.

Approval

The Board of Directors of Tanzanian Royalty Exploration Corporation has approved the disclosure contained in the Interim MD&A.  A copy of this Interim MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in the foregoing Management’s Discussion and Analysis and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risk set above.

Additional Information

Additional information about the company and its business activities is available on SEDAR at www.sedar.com.

Form 52-109F2 - Certification of Interim Filings

I, James E. Sinclair, Chairman and Chief Executive Officer of Tanzanian Royalty Exploration Corporation certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Tanzanian Royalty Exploration Corporation, (the issuer) for the interim period ending February 29, 2008;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:  April 14, 2008

 Signed: “James Sinclair”

James E. Sinclair

Chairman and CEO

Form 52-109F2 - Certification of Interim Filings

I, Regina Kuo-Lee, Chief Financial Officer of Tanzanian Royalty Exploration Corporation certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Tanzanian Royalty Exploration Corporation, (the issuer) for the interim period ending February 29, 2008;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

b.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:  April

14

, 2008

Signed: “Regina Kuo-Lee”

Regina Kuo-Lee

Chief Financial Officer